UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 30, 2021

Qell Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39571	98-1554553
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5050 Montgomery Street, Suite 1100 San Francisco, CA		94111
(Address of principal executive offices)		(Zip Code)

(415) 874-3000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of a redeemable Warrant to acquire one Class A ordinary share	QELLU	NASDAQ Capital Market
Class A ordinary share, par value $0.0001 per share	QELL	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	QELLW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On March 30, 2021, Qell Acquisition Corp., a Cayman Islands exempted company (“Qell”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Qell DutchCo B.V., a Netherlands limited liability company and wholly owned subsidiary of Qell Partners LLC (“Holdco”), Queen Cayman Merger LLC, a Cayman Islands limited liability company (“Merger Sub”), and Lilium GmbH, a German limited liability company ( “Lilium”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Qell, Holdco and Lilium.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions on closing (collectively, the “Business Combination”):

•	After signing of the Business Combination Agreement, and prior to closing of the Business Combination, the legal form of Holdco shall be changed from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap);

•	Qell will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving company (the “Surviving Company”) in the merger and, after giving effect to such merger, becoming a wholly owned subsidiary of Holdco;

•	In connection with the Merger, each issued and outstanding ordinary share of Qell will be converted into a claim for a corresponding equity security in the Merger Sub, and such claim shall then be automatically contributed into Holdco in exchange for one ordinary share in the share capital of Holdco (a “Holdco Ordinary Share”);

•	Immediately following the Merger, Merger Sub and Holdco will cause Merger Sub to, commence winding up under the Cayman LLC Act and distribute all of its tangible and intangible assets (including all cash) and transfer any and all of its liabilities to Holdco (the “Liquidation Distribution and Assumption”);

•	Immediately following the Liquidation Distribution and Assumption, Holdco will take a series of actions including, but not limited to, (i) consummation of the Private Placement (as defined below), (ii) appointment of Daniel Wiegand as executive director to the board of directors of Holdco, and (iii) execution of the Holdco Board Agreements (as defined in the Business Combination Agreement);

•	The shareholders of Lilium will exchange (the “Exchange”) their interests in Lilium for Holdco Ordinary Shares. All Lilium shareholders, but for Daniel Wiegand, will receive Class A Holdco Ordinary Shares in the Exchange. Daniel Wiegand will receive Class B Holdco Ordinary Shares in the Exchange. Class B Holdco Ordinary Shares will rank parri passu with Class A Holdco Ordinary Shares in all respects, provided they will be entitled to 3x super voting rights, subject to customary sunset provisions; and

•	Each outstanding warrant to purchase a Class A ordinary share of Qell will, by its terms, convert into a warrant to purchase one Holdco Ordinary Share, on the same contractual terms.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the consideration to be received by the shareholders of Lilium in connection with the transactions contemplated under the Business Combination Agreement shall be an aggregate number of Holdco Ordinary Shares equal to (a) $2,400,000,000, divided by (b) $10.00. Each Qell shareholder will receive one Holdco Ordinary Share per Qell ordinary share, as set forth above. Cash held in the trust account net of redemptions and the proceeds of the Private Placement (as defined below), less the transaction costs of the Business Combination, will be received by Holdco and used for general corporate purposes after the Business Combination.

Representations and Warranties; Covenants

Under the Business Combination Agreement, the respective parties made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Business Combination Agreement shall not survive the closing of the Business Combination. In addition, the parties to the Business Combination Agreement made covenants that are customary for transactions of this type.

Conditions to Each Party’s Obligations

Consummation of the transactions contemplated by the Business Combination Agreement is subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including the approval of Qell’s shareholders.

In addition, consummation of the transactions contemplated by the Business Combination Agreement is subject to other closing conditions, including, among others: (i) there has been no Company Material Adverse Effect (as defined in the Business Combination Agreement); (ii) the registration statement to be filed by Holdco has become effective; and (iii) the Aggregate Holdco Transaction Proceeds (as defined in the Business Combination Agreement) shall be equal to or greater than $450,000,000.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the closing of the Business Combination, including (i) by either party, if the closing of the Business Combination has not occurred on or before the later of (A) the date that is 6 calendar months after the date of the Business Combination Agreement, and (B) the date that is 6 calendar months following (x) notification from the German BMWi (as defined in the Business Combination Agreement) that a certificate of non-objection is required in respect of the Business Combination, or (y) the parties to the Business Combination Agreement coming to the mutual decision to seek a certificate of non-objection from the German BMWi, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate shall have proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement on or before such date and (ii) by either party, if Qell’s shareholders do not approve the Business Combination at a meeting of Qell’s shareholders. If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of willful or material breach or actual fraud.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

Sponsor Letter Agreement

Concurrent with the execution of the Business Combination Agreement, Qell Partners LLC, a Cayman Islands exempted company (“Qell Sponsor”), Qell, Holdco and Lilium entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Qell Sponsor has agreed (a) to vote in favor of the Business Combination Agreement and the transactions contemplated thereby and take all actions reasonably necessary to cause the closing of the Business Combination, including execution of the Holdco shareholder approval, (b)  to waive any adjustment to the conversion ratio set forth in the Qell’s amended and restated memorandum and articles of association or any other anti-dilution or similar protection with respect to the class B ordinary shares of Qell held by them, and (c) forfeit 1,828,945 of the Holdco Ordinary Shares acquired by the Qell Sponsor in connection with the Merger, and subject 3,063,422 of the Holdco Ordinary Shares acquired by the Qell Sponsor in connection with the Merger (in addition to any New Shares (as defined in the Sponsor Letter Agreement) issued with respect to such Holdco Ordinary Shares) to certain time and performance vesting provisions.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Private Placement

Concurrently with the execution of the Business Combination Agreement, Qell and Holdco entered into Subscription Agreements with certain investors (collectively, the “Private Placement Investors”) pursuant to which, among other things, such investors agreed to subscribe for and purchase and Holdco agreed to issue and sell to such investors, 45,000,000 Holdco Ordinary Shares (the “Private Placement Shares”), for an aggregate of $450,000,000 (the “Private Placement”) in proceeds. The closing of the Private Placement is contingent upon, among other things, the substantially concurrent consummation of the Business Combination and related transactions.

In connection with the Private Placement, Holdco will grant the Private Placement Investors certain customary registration rights. The Private Placement Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder without any form of general solicitation or general advertising.

The form of Subscription Agreement is attached as Exhibit 10.2 hereto.

Item 7.01	Regulation FD Disclosure.

On March 30, 2021, Qell issued a press release announcing the execution of the Business Combination Agreement and the Private Placement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the proposed transactions, Holdco intends to file a Registration Statement on Form F-4, which will include a preliminary prospectus of Holdco and preliminary proxy statement of Qell. Qell will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors and security holders of Qell are advised to read, when available, the proxy statement/prospectus in connection with Qell’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the proposed transaction (and related matters) because the proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to shareholders of Qell as of a record date to be established for voting on the proposed transaction. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov or by directing a request to: Qell Acquisition Corp., 505 Montgomery Street, Suite 1100, San Francisco, CA 94111.

Participants in the Solicitation

Qell, Lilium, Holdco and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Qell’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Qell’s directors and officers in Qell’s filings with the SEC, including Qell’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on November 13, 2020, and such information and names of Lilium’s directors and executive officers will also be in the Registration Statement on Form F-4 to be filed with the SEC by Holdco, which will include the proxy statement of Qell for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “project,” “may,” “will,” “will be,” “will likely result,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “strategy,” “opportunity,” “predict,” “potential,” “seem,” “seek,” “future,” outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Qell, Holdco, Lilium and Merger Sub (collectively, for the purposes of this paragraph, the “Group”), the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, the anticipated timing of the Business Combination, the Group’s proposed business and business model, the markets and industry in which the Group intends to operate, the anticipated timing of the commercialization and launch of the Group’s business in phases, the expected results of the Group’s business and business model when launched in phases, and the Group’s projected future results, including estimates related to revenue, EBITDA and gross margins, and other statements that are not historical facts. These statements are based on assumptions and the current expectations of Qell’s management with respect to future events. These statements are not predictions of actual performance and are subject to change at any time. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Qell and Lilium. These statements are subject to a number of risks and uncertainties regarding Qell’s businesses and the Business Combination, and actual events or results may differ materially. The Group will operate in a rapidly changing emerging industry. New risks emerge every day. Many factors could cause actual future events or results to differ materially from the statements made herein. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; applicable taxes, inflation, interest rates and the regulatory environment; the outcome of judicial proceedings to which Lilium is or may become a party; the risk that the proposed transaction is not completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; the risk that the proposed transaction is not completed by Qell’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Qell; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of, or relating to, the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; failure to satisfy the conditions to the consummation of the Business Combination, including the risk that the approval of the shareholders of Qell or Lilium for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Qell and Lilium; the risk that the Business Combination disrupts current plans and operations, including as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees and the potential difficulties in employee retention as a result of the Business Combination; the amount of redemption requests made by Qell’s shareholders; failure to satisfy the minimum trust account amount following redemptions by Qell’s shareholders; the inability to secure necessary governmental and regulatory approvals; the lack of a third party valuation in Qell’s determination to pursue the Business Combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the impact of COVID-19 on Lilium’s business or the Business Combination; the effect of the announcement or pendency of the Business Combination on Lilium’s business relationships, performance and operations generally; the inability to obtain or maintain the listing of the post-combination company’s securities on Nasdaq following the Business Combination; the risk that the market price of Qell and the post-combination company’s securities may be volatile due to a variety of factors, such as changes in the competitive environment in which the Group will operate, the regulatory framework of the industry in which the Group will operate, developments in the Group’s business and operations, and changes in the capital structure; the Group’s ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities after the completion of the Business Combination; general economic downturns or general systematic changes to the industry in which the Group will operate, including a negative safety incident involving one of the Group’s competitors that results in decreased demand for the Group’s jets or services; the failure of the Group and its current and future business partners to successfully develop and commercialize the Group’s business, or significant delays in its ability to do so; the risk that the post-combination company never achieves or sustains profitability; the failure by the post-combination company to raise additional capital necessary to execute its business plan, which may not be available on acceptable terms or at all; difficulties in managing the post-combination company’s growth, moving between development phases or expanding its operations; failure by third-party suppliers, component manufacturers or service provider partners to fully and timely meet their obligations or deliver the high-level customer service that the Group’s customers expect; failure by the Group’s jets to perform as expected, delays in producing the Group’s jets or delays in seeking full certification of all aspects of the Group’s jets, causing overall delays in the anticipated time frame for the Group’s commercialization and launch; the risk that the technology necessary to successfully operate the Group’s business, as contemplated in the business models and financial forecasts, is delayed, unavailable, not available at commercially anticipated prices, not sufficiently tested, not certified for passenger use or otherwise unavailable to the Group based on its current expectations and anticipated needs; any identified material weaknesses in the Group’s internal control over financial reporting which, if not corrected, could adversely affect the reliability of the Group’s financial reporting; product liability lawsuits, civil or damages claims or regulatory proceedings relating to the Group’s jets, technology, intellectual property or services; the Group’s inability to secure or protect its intellectual property; negative publicity about the Group, its employees, directors, management, shareholders, affiliated parties or Lilium’s founders; costs related to the Business Combination; and those factors discussed in Qell’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on November 13, 2020 under the heading “Risk Factors,” as updated from time to time by Qell’s Quarterly Reports on Form 10-Q and other documents of Qell on file with the SEC or in the proxy statement that will be filed, or to be filed, with the SEC by Qell. The foregoing list of factors is not exhaustive. There may be additional risks that Qell presently does not know or that Qell currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Qell’s expectations, plans or forecasts of future events and views as of the date of this communication. Qell anticipates that subsequent events and developments will cause Qell’s assessments to change. However, while Qell may elect to update these forward-looking statements at some point in the future, Qell specifically disclaims any obligation to do so, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing Qell’s assessments as of any date subsequent to the date of this communication, nor as an assurance that Qell will achieve its expectations.. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as March 30, by and among Qell Acquisition Corp., Qell DutchCo B.V., Queen Cayman Merger LLC and Lilium GmbH.

10.1	Sponsor Letter Agreement, dated as of March 30, 2021 by and between Qell Acquisition Corp., Qell Partners, LLC, Qell DutchCo B.V. and Lilium GmbH.

10.2	Form of Subscription Agreement.

99.1	Press release, dated March 30, 2021.

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Qell Acquisition Corp.

Date: March 30, 2021	By:	/s/ Barry Engle
Name: Barry Engle
Title: CEO